

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2014

<u>Via E-mail</u>
Richard D. Kinder
Chief Executive Officer
Kinder Morgan, Inc.
1001 Louisiana Street
Suite 1000
Houston, Texas 77002

  Re: **Kinder Morgan, Inc.**
     Amendment No. 1 to Registration Statement on Form S-4
     Filed October 1, 2014
     File No. 333-198411

     Kinder Morgan Energy Partners, L.P.
     Amendment No. 1 to Schedule 13E-3
     Filed October 2, 2014
     File No. 005-47969

     El Paso Pipeline Partners, L.P.
     Amendment No. 1 to Schedule 13E-3
     Filed October 2, 2014
     File No. 005-83402

Dear Mr. Kinder:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Proxy Statement/Prospectus for Kinder Morgan Energy Partners, L.P.</u>

<u>Position of the KMI Parties, KMP, KMGP and KMR as to the Fairness of the Merger, page 63</u>

1. We note your response to prior comment 13 of our letter dated September 26, 2014. With a view towards additional disclosure, please explain the basis for the determination that the value of the claims to KMP "was not sufficiently material." In doing so, please quantify the amount of the claims, including the amount of "disgorgement of any distributions to KMGP, KMI and any related entities beyond amounts that would have been distributed in accordance with a 'good faith' allocation of KMP's maintenance capital expenses." Please also help us understand why you believe that the claims would be extinguished as a result of the KMP merger.

<u>Exhibit 5.1 – Opinion of Bracewell & Giuliani LLP</u>

2. We note that the legal opinion states that the proposed offering is up to an aggregate of 1,113,895,755 shares of Class P common stock. However, your registration fee table indicates that 1,102,022,780 shares of Class P common stock will be registered. Please revise or advise.

You may contact Jennifer López, Staff Attorney, at (202) 551-3792, Christina Chalk, Senior Special Counsel, at (202) 551-3263, or me at (202) 551-3720, with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director